August 27, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. Matthew Crispino, Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	SteelCloud, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 13, 2009
File No. 333-158703

Dear Mr. Crispino:

We are counsel to SteelCloud, Inc. (the “Company”).  In response to the Staff’s oral comment received on August 26, 2009 relating to the above-captioned Registration Statement on Form S-1 (File No. 333-158703) (the “Registration Statement”), the Company has filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”) to include a revised consent of the Company’s independent registered public accounting firm, Grant Thornton LLP (the “Consent”).  The Consent has been filed as Exhibit 23.1 to Amendment No. 4.  No other updates, amendments, or alterations were made and, accordingly, Amendment No. 4 consists only of the facing page, the explanatory note, Part II of the Registration Statement and the revised Exhibit 23.1.  The Company intends to file a request for acceleration under separate cover.

Should you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ Jay M. Kaplowitz
Jay M. Kaplowitz, Esq.